EXHIBIT 1

JOINT FILING AGREEMENT

This will confirm the agreement by and between each of the undersigned, in accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, that the Schedule 13G filed on or about this date with respect to the beneficial ownership of the undersigned of shares of the Common Stock, par value $0.001 per share, of Geoworks Corporation is being filed on behalf of each of the undersigned.  This agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: December 19, 2003

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION

By:	/s/ DOUGLAS E. SCOTT
Name: Douglas E. Scott
Title: Senior Vice President, General Counsel and Secretary

TELCORDIA VENTURE CAPITAL CORPORATION

By:	/s/ GIAN A. BROWN
Name: Gian A. Brown
Title: General Counsel